Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 389,647.50		$ 53.81
	Total Transaction Valuation:	$ 389,647.50
	Total Fees Due for Filing:			$ 53.81
	Total Fees Previously Paid:			$ 53.81
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	Transaction Valuation is calculated as the aggregate book value of 83,436.296 shares in the offer, based on the Net Asset Value Per Share price of $4.67 as of July 31, 2026. Amount of Filing Fee is calculated at $138.10 per $1,000,000 of the Transaction Valuation.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources